FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2004

MIGENIX Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Business Acquisition Report dated December 8, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: December 8, 2004

FOR IMMEDIATE RELEASE

MIGENIX Reports Second Quarter Fiscal Year 2005

Financial Results

Vancouver, BC, CANADA & San Diego, CA, USA – December 8, 2004 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, provides an update on its programs and activities and reports financial results for the three and six month periods ended October 31, 2004:

UPDATE ON PROGRAMS AND ACTIVITIES

MX-3253 (Hepatitis C): Enrollment began in a Phase II clinical study with MX-3253 (celgosivir), an oral first-in-class therapy for the treatment of chronic Hepatitis C Virus (HCV) infections. The Company is also preparing to initiate a Phase II combination therapy study with MX-3253 and currently available HCV drugs since it is expected by most experts that HCV therapy will continue to be a multi-drug combination approach. MX-3253 has shown additive and synergistic effects when combined with currently available HCV products (interferon and ribavirin) in non-clinical studies. The Company is targeting to have the results from the initial monotherapy study in the second quarter of calendar 2005.

MX-226 (Catheter-related infections): A Collaboration and License Agreement for the development and commercialization of MX-226 was completed in August 2004 with Cadence Pharmaceuticals, Inc., (“Cadence”; formerly Strata Pharmaceuticals Inc.) in a deal worth up to US$32 million (before royalties). Cadence has taken over development of the program, including funding all development costs, and has submitted a request for a Special Protocol Assessment (SPA) to the US FDA for a confirmatory Phase III human clinical study, using, as the primary endpoint, prevention of local catheter site infections, which achieved statistical significance in a Phase III study completed in July 2003 and is considered a precursor to catheter colonization (which also was reduced by a statistically significant amount in the previous Phase III study) and catheter-related bloodstream infections. Cadence is targeting initiation of the pivotal Phase III study in the first half of calendar 2005.

MX-4509 (Alzheimer’s disease): MX-4509 is an orally-administered drug candidate which was acquired as part of the August 2004 acquisition of San Diego based MitoKor, Inc.  Clinical protocol design and manufacturing activities are underway to advance MX-4509 into Phase II clinical development.

MX-594AN (Acne): Discussions, negotiations, and due diligence activities with potential partners are ongoing. The Company will not enter into a license agreement before the end of calendar 2004 as targeted.

Preclinical Program Highlights: Lead identification and optimization work in the Company’s pre-clinical non-nucleoside HCV program has resulted in the identification of a lead series of compounds. Compounds in the lead series have been shown to inhibit the target enzyme, do not indiscriminately bind to RNA, and are active in vitro in both the BVDV virus and HCV replicon assays.

FINANCIAL RESULTS

The loss for the three months ended October 31, 2004 (“Q2/05”) was $1.0 million ($0.02 per common share) compared with a loss of $3.5 million ($0.08 per common share) for the same period last year (“Q2/04”) and a loss of $3.1 million ($0.06 per common share) for the three months ended July 31, 2004 (“Q1/05”).  The loss for the six months ended October 31, 2004 (“YTD Fiscal 2005”) was $4.1 million ($0.07 per common share) as compared to $6.7 million ($0.14 per common share) for the same period last year (“YTD Fiscal 2004”). The decrease in the loss in Q2/05 compared to Q2/04 and Q1/05 is principally attributable to the MX-226 licensing revenue from the August 2004 collaboration and license agreement with Cadence. The Q2/05 loss includes $0.6 million attributable to the MitoKor operations and programs acquired on August 31, 2004.

MIGENIX Inc. – NEWS RELEASE – December 8, 2004                                                                           Page 2 of 4

Licensing revenues for Q2/05 were $2.1 million ($0.1 million for Q2/04; $nil for Q1/05) and were $2.1 million for YTD Fiscal 2005 ($0.2 million for YTD Fiscal 2004).  The Q2/05 licensing revenues are pursuant to the agreement with Cadence.

Research and development collaboration revenues for Q2/05 were $0.1 million ($0.5 million for Q2/04; $nil for Q1/05) and were $0.1 million for YTD Fiscal 2005 ($1.8 million for YTD Fiscal 2004).  Research and development collaboration revenues for Q2/04 and for YTD Fiscal 2004 were principally pursuant to the MX-226 license agreement with Fujisawa which ended in January 2004.

Research and development expenses were $1.7 million in Q2/05 ($3.0 million in Q2/04; $2.2 million in Q1/05) and were $3.9 million for YTD Fiscal 2005 ($6.5 million for YTD Fiscal 2004).  Research and development expenses include: (1) clinical development program costs; (2) personnel costs; and (3) other costs.

Clinical development program costs were $0.4 million in Q2/05 ($1.6 million in Q2/04; $0.2 million in Q1/05) and were $0.5 million for YTD Fiscal 2005 ($3.4 million for YTD Fiscal 2004).  The decrease in clinical program development costs for YTD Fiscal 2005 compared with YTD Fiscal 2004 is due to a decrease in costs for the MX-226 program (Phase III trial completed in Q1/04 and Cadence is now responsible for the development of MX-226 in North America and Europe) and the MX-594AN program (Phase IIb trial completed in Q2/04).  The YTD Fiscal 2005 decrease was slightly offset by costs in the MX-3253 (Phase II monotherapy trial started in Q2/05) and MX-4509 programs.

Research and development personnel costs were $0.9 million in Q2/05 ($0.9 million in Q2/04; $0.8 million in Q1/05) and were $1.6 million for YTD Fiscal 2005 ($1.8 million for YTD Fiscal 2004).

Other research and development expenses including non-clinical programs were $0.4 million in Q2/05 ($0.5 million in Q2/04; $1.2 million in Q1/05) and were $1.8 million for YTD Fiscal 2005 ($1.2 million for YTD Fiscal 2004). The decrease in Q2/05 as compared to Q1/05 is due to decreased manufacturing process development activities in the MX-2401 program during Q2/05.

General and corporate expenses for Q2/05 were $1.1 million ($0.8 million in Q2/04; $0.9 million in Q1/05) and were $2.0 million for YTD Fiscal 2005 ($1.8 million for YTD Fiscal 2004).  General and corporate personnel costs were $0.6 million in Q2/05 ($0.5 million in Q2/04; $0.6 million in Q1/05) and were $1.2 million for YTD Fiscal 2005 ($1.2 million for YTD Fiscal 2004).

At October 31, 2004, the Company had cash, cash equivalents and short-term investments of $19.2 million (July 31/04: $18.8 million; April 30/04: $21.7 million) and net working capital of $16.5 million (July 31/04; $15.8 million; April 30, 2004: $19.1 million).  The decrease in net working capital from April 30, 2004 is primarily attributable to the YTD Fiscal 2005 loss of $3.4 million (excluding non-cash amortization and stock-based compensation) which was partially offset by the Cadence equity investment ($0.5 million) and the acquisition of MitoKor ($0.6 million).

During Q2/05 the Company issued 5,388,691 common shares and 4,000,000 Series E convertible redeemable preferred shares to acquire MitoKor, Inc. The Series E preferred shares are convertible or redeemable (conversion or redemption is at the Company’s option) at US$1 per preferred share upon the achievement of specified drug development and other milestones in the MitoKor programs.  The $6.9 million total consideration (consisting principally of $6.0 million in common shares and $0.9 million in transaction costs) to acquire MitoKor has been allocated as follows: $5.8 million in intangible assets, $1.0 million in net working capital and $0.1 million in other non-current assets.

There are currently 60,980,928 (October 31, 2004: 60,828,376; April 30, 2004: 54,820,901) common shares outstanding and 14,600,000 (October 31, 2004 and April 30, 2004: 10,600,000) preferred shares outstanding.

Conference Call

Investors, analysts and the media are invited to participate in a conference call today (December 8, 2004) at 11:00 a.m. ET (8:00 a.m. PT) to discuss this announcement.  Please telephone 1-800-796-7558 (U.S. and Canada) or 416-640-4127 (Toronto area callers).  A replay of this call will be available from December 8, 2004 at 1:00 p.m. ET through December 22, 2004. The playback number is: 1-877-289-8525 or 416-640-1917, reservation number 21101879.The call will also be web cast at www.migenix.com.

MIGENIX Inc. – NEWS RELEASE – December 8, 2004                                                                           Page 3 of 4

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	October 31, 2004	April 30, 2004
Assets
Cash and cash equivalents	$ 7,322	$ 4,382
Short-term investments	11,894	17,336
Other current assets	1,076	342
Total current assets	$20,292	$22,060
Long-term investments	1	1
Other assets	-	463
Capital assets	1,311	1,358
Intangible assets	7,899	2,178
Total assets	$29,503	$26,060

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$3,723	$2,944
Current portion of capital lease obligation	60	58
Total current liabilities	$ 3,783	$ 3,002

Capital lease obligation	38	68
	$ 3,821	$ 3,070

Shareholders’ equity	25,682	22,990
Total liabilities and shareholders’ equity	$29,503	$26,060

STATEMENTS OF LOSS AND DEFICIT Unaudited – In Thousands Canadian dollars (except per share amounts)	Three months ended October 31,		Six months ended October 31,
	2004	2003	2004	2003

Revenue
Licensing	$ 2,089	$ 114	$ 2,089	$ 228
Research and development collaboration	63	540	63	1,818
	$ 2,152	$ 654	$ 2,152	$ 2,046

Expenses
Research and development	1,742	3,040	3,933	6,531
General and corporate	1,063	820	1,974	1,773
Amortization	266	165	420	353
Write-down of intangible assets	-	164	-	164
	$ 3,071	$ 4,189	$6,327	$ 8,821

Operating loss	$ (919)	$ (3,535)	$ (4,175)	$ (6,775)
Interest income	101	159	213	345
Foreign exchange (loss) gain	(146)	(136)	(140)	(236)
Loss for the period	$ (964)	$ (3,512)	$ (4,102)	$ (6,666)

Deficit, beginning of period	(88,927)	(76,724)	(85,789)	(73,570)
Deficit, end of period	$(89,891)	$(80,236)	$(89,891)	$(80,236)

Basic and diluted loss per common share	$(0.02)	$(0.08)	$(0.07)	$(0.14)

Weighted avg. number of common shares outstanding (000’s)	59,641	46,691	56,638	46,629

MIGENIX Inc. – NEWS RELEASE – December 8, 2004                                                                           Page 4 of 4

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars

Loss for the period	$ (964)	$ (3,512)	$(4,102)	$ (6,666)
Loss not affecting cash:
Amortization	266	165	420	353
Stock-based compensation	155	39	251	186
(Gain) loss on disposal/write-down of assets	(3)	164	(3)	163
Changes in non-cash working capital items relating to operating activities	347	(52)	830	267
Deferred revenue	(267)	(114)	-	(228)
Cash used in operating activities	$ (466)	$ (3,310)	$(2,604)	$ (5,925)

Cash provided by financing activities	$ 529	$62	$ 516	$ 55

Funds from short-term investments	3,093	2,051	5,341	2,112
Other asset expenditures	(28)	-	(491)	-
Purchases of capital assets	(70)	(3)	(193)	(127)
Intangible asset expenditures	(186)	(106)	(286)	(387)
Acquisition of a business, net of cash acquired	635	-	635	-
Proceeds on disposal of capital assets	22	-	22	1
Cash provided by investing activities	$ 3,466	$ 1,942	$ 5,028	$ 1,599

Increase (decrease) in cash and cash equivalents	$ 3,529	$ (1,306)	$ 2,940	$ (4,271)
Cash and cash equivalents, beginning of period	3,793	3,207	4,382	6,172
Cash and cash equivalents, end of period	$ 7,322	$ 1,901	$ 7,322	$ 1,901

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company’s clinical programs include drug candidates for the treatment of chronic Hepatitis C infections, the prevention of catheter-related infections, the treatment of Alzheimer’s disease and the treatment of acne. MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com	John Boidman Renmark Financial Tel: (514) 939-3989 jboidman@renmarkfinancial.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: initiating a MX-3253 Phase II combination study; results from the Phase II MX-3253 monotherapy study being in the second quarter of calendar 2005; Cadence initiating a pivotal Phase III study for MX-226 in the first half of calendar 2005; and advancing MX-4509 into Phase II. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; government regulation; dependence on corporate collaborations; future capital needs; uncertainty of future funding; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.